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      Filed by Chevron Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                                   Subject Company: Texaco Inc.

                                                   Commission File No. 333-54240

                                                         Date: February 21, 2001

         Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron's and Texaco's reports filed with the SEC. Chevron and Texaco disclaim any responsibility to update these forward-looking statements.

         Chevron has filed a Registration Statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus regarding the proposed merger transaction. Investors are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. The definitive joint proxy statement/prospectus will be sent to the stockholders of Chevron and Texaco seeking their approval of the proposed transaction. In addition, you may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. Also, you may obtain documents filed with the SEC by Chevron free of charge by requesting them in writing from Chevron Corporation, 575 Market Street, San Francisco, CA 94105, Attention: Corporate Secretary, or by telephone at (415) 894-7700. You may obtain documents filed with the SEC by Texaco free of charge by requesting them in writing from Texaco Inc., 2000 Westchester Avenue, White Plains, New York 10650, Attention: Secretary, or by telephone at (914) 253-4000.

         Chevron and Texaco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Chevron and Texaco in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's



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2000 annual meeting of stockholders. Information about the directors and executive officers of Texaco and their ownership of Texaco stock is set forth in the proxy statement for Texaco's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.

                                      * * *

[Letter to all Chevron employees from John Watson, Vice President, Finance, and Chief Financial Officer]

--------------------------------------------------------------------------------

Dear Fellow Employees:

Our momentum in launching the new ChevronTexaco picked up dramatically last week as members of the new leadership team spent two days together at an off-site meeting here in Northern California. The meeting was a huge success, with excitement about building a truly new entity and about the tremendous value potential of ChevronTexaco capturing the group's imagination.

While just getting together for the first time as a team was valuable, our broader objectives included having the new leaders understand and commit to:

   o their pre-merger and post-merger roles;

   o achieving our synergy and other merger goals;

   o supporting the "4+1" strategies and what will become The ChevronTexaco Way; and

   o the importance of becoming the high-performance leadership team that will be so crucial to success.

We talked about selecting the best team possible at all levels, and we heard about plans for cultural integration, the selection process, performance and accountability. The new process is designed to ensure selections that are based on performance, that value diversity globally, and which help retain and develop top talent. The new leaders will be involved in choosing the next round of management appointments, which we expect to announce by mid-April. The Decision Review Board - which now includes Dave O'Reilly, Glenn Tilton, Dick Matzke, Pat Lynch and myself -- will monitor the process closely.

Ensuring "business readiness" - the new company's ability to operate effectively from the first day it's in business - was another key element we discussed. The new leaders committed to building on what the integration teams have already accomplished, with priority given to capturing quickly the synergy opportunities the merger will present. The group discussed the fact that reducing costs isn't the only way to achieve synergies; looking for ways to enhance revenues and generally grow the business after the merger will also be important.




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Dave O'Reilly outlined his expectations for the new company to create a "legacy of performance." He said the new ChevronTexaco will be a company whose hallmarks include:

   o business integrity, partnership and teamwork;

   o respect for individuals, cultures, diversity and the environment;

   o collaboration, results and rigorous accountability;

   o the "4+1" strategies leading to world-class performance; and

   o the enduring primary objective to become No. 1 in total stockholder return.

ChevronTexaco can become a "growth machine" over the longer term, he said, working from superior assets coupled with a strong performance culture. Growth will come from: strengthened production; capitalizing on our best exploration and technology options; expanded opportunities in the downstream global businesses; and having the right strategies in place.

Glenn Tilton stressed the need for us to be "global in our approach to building the organization," and the need to keep the base business running well while we integrate the companies. He cautioned the group to keep a careful watch on the competition, which "won't be standing still while we build the new company."

I hope I've conveyed the energy and excitement about ChevronTexaco we shared at the meeting. We were all impressed by the group's commitment to a successful future together.

Two brief reminders before I close: First, while we are moving forward in an exciting way with merger planning, Chevron and Texaco remain competitors. Until the merger is approved, all employees should maintain the same business relationships and protocols with Texaco that they would with any competitor. Second, we all need to stay focused on our current business plans. That's the best way for employees to contribute not only to Chevron's success, but also to the early success we envision for ChevronTexaco.

It's clear from our experience last week that the new company will have tremendous opportunities -- not only for the corporation, but for the many thousands of employees from Chevron, Texaco and Caltex who will help launch and operate the new ChevronTexaco.

JOHN WATSON

                                      * * *


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[Questions & answers and additional merger related information provided to
Chevron employees]
--------------------------------------------------------------------------------

Q.  WHEN WILL I KNOW WHETHER I'LL HAVE A JOB, AND IF SO, WHAT MY JOB WILL BE?

A. The timing of selections (beyond the ChevronTexaco leadership team) will be driven by the U.S. Federal Trade Commission (FTC) approval date. This means that most job decisions won't take place for some time.

We expect to announce some additional management appointments by mid-April, but we cannot continue staffing the proposed new organization beyond a certain point prior to FTC approval.

It's important to point out that many jobs throughout the new company will not change. Where there is little or no functional or geographic overlap among the three companies, those current organizations - and the people who hold the jobs in those organizations - may change very little. In areas of significant overlapping activity and geography, jobs will generally be open for selection.

Once the selection process is completed, local management will develop a transition plan for the new organization that includes timing of selection implementation and office relocations, where appropriate. Overall, our intent is for all employees to know their status as soon as possible after completion of the merger.

Q.  WILL EMPLOYEES BE ABLE TO POST FOR OPEN JOBS?

A. It is important to our business that the new organization is finalized quickly and efficiently, and with minimal disruption to the business. Given the timing and objective of having employees know their status as soon as possible following completion of the merger, posting of merger-related open positions is unlikely.

Q.  WHO WILL BE MAKING THE SELECTIONS?  HOW CAN I BE SURE I'LL BE CONSIDERED?

A. Management is responsible for establishing a process that rapidly, consistently and comprehensively identifies all qualified candidates. This process includes forming Selection Teams for all open positions, providing data about candidates for those positions, and deciding which candidates are best suited for the positions.

Q.  WHAT HAPPENS IF I AM NOT SELECTED FOR A JOB?

A. If you are not selected for a job, you may be eligible for redeployment and, if not placed through redeployment, you would be eligible for severance and other related benefits that are competitive in your location or country.

Q.  WHAT WOULD THE SEVERANCE BENEFIT BE IF I LOSE MY JOB AS A RESULT OF THE
    MERGER?


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A. U.S. dollar paid eligible employees will receive a severance pay benefit equal to four weeks of compensation for each year of service. When calculating a severance pay benefit, "compensation" is defined as regular pay plus 50 percent of the maximum possible Chevron Success Sharing award for the year. The minimum severance pay benefit is 12 weeks of compensation. The maximum severance pay benefit is 104 weeks of compensation.

If you are a non-U.S. employee, severance plans are still under review and will be based on applicable laws and competitive practices in your country. More information will be provided as decisions are made in each location.

Q.  HOW WILL I KNOW WHETHER THE JOB I'M IN IS GOING TO BE DECLARED "OPEN?"

A. There are no plans to announce open positions. Management, with support from Human Resources, will decide which positions to open in each location based on the Selection Process Guidelines. Generally, a position will be considered open if it is new or if it has significant changes in responsibilities, scope or complexity requiring new or different competencies. A position can also be considered open if like jobs are combined and fewer positions are needed.

Where there is little or no functional or geographic overlap among the three companies, those current organizations - and the people who hold the jobs in those organizations - may change very little. In areas of significant overlapping activity and geography, jobs will generally be open for selection.

Merger integration teams are working to identify the functions and locations where the three companies overlap. Obviously, there will be some overlap in corporate functions and in locations where two or all three of the companies conduct business.

Q.  WHAT EXACTLY IS AN "OPEN" POSITION?

A. Generally, a position can be considered open if it is new, has significant changes in responsibilities, scope or complexity requiring new or different competencies; the organizational structure changes resulting in fewer or more positions; or where positions have become vacant, and a decision has been made to fill them.

Q. I'M A U.S. EMPLOYEE. WHAT HAPPENS IF I'M OFFERED A DEMOTION OR A TRANSFER AND I TURN IT DOWN?

A. If an employee is offered and then turns down a demotion or transfer, and subsequently becomes surplus as a result of the merger, the employee would be eligible for a merger severance benefit. Generally, a job offer is considered a demotion if it results in a reduction in your regular pay. A job offer is considered a transfer if the new work location is more than 50 miles from your current job site.




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Q.  WHAT IF I'M OFFERED A TRANSFER AND I HAVE TO RELOCATE AS A RESULT OF THE
    MERGER? WHAT WILL THE RELOCATION POLICY BE?

A. In the new company, ChevronTexaco employees who are relocated as a result of the merger will do so under locally competitive relocation plans.

For instance, U.S.-dollar paid employees who accept a merger-related domestic relocation of more than 50 miles from their current work location will relocate under the Chevron relocation policy, which will be adopted by ChevronTexaco.

Q. WHAT KINDS OF SEVERANCE RELATED SERVICES WILL BE AVAILABLE FOR EMPLOYEES TERMINATED DUE TO THE MERGER?

A. We recognize the importance of having a transition process in place to assist employees who may be terminated as a result of the merger. Services will be available to employees who are involuntarily terminated due to the merger according to local custom and practices.

U.S.-Dollar Paid Employees Only

Employees who are not selected for positions in the new company will be eligible to enter redeployment for a specified time frame. During this period, management will coordinate with the Selection Coordinators, Human Resources and Redeployment Coordinators to identify opportunities where employees in redeployment may be selected for open positions. If a new position is not found within the redeployment period, management will set a termination date based on merger integration plans and business needs.

Career transition services will also be available to employees who are terminated as a result of the merger. A professional outplacement firm that has developed a customized, comprehensive program for ChevronTexaco is providing these services.

Educational assistance will also be available.

Q.  WHAT INFORMATION WILL BE USED FOR SELECTION?

A. Using the criteria for the position, it is a Selection Team's responsibility to determine the type of employee data that need to be gathered for decision-making, subject to legal guidelines. Management, along with Selection Coordinators, is responsible for collecting available data on employees for positions.

Q.  WHO APPROVES THE NEXT LEVEL OF MANAGEMENT SELECTIONS?

A. The newly appointed ChevronTexaco leadership will be involved in selecting the next round of management appointments, which will be reviewed and approved by the Decision Review Board -- Dave O'Reilly, Glenn Tilton, Dick Matzke, John Watson, and Pat Lynch.



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Q.  WILL ALL OPEN POSITIONS BE FILLED USING THE SELECTION PROCESS?

A. Every position will be filled through the selection process. The selection guidelines provide different ways to fill positions. For example, there will be some positions filled as a developmental assignment or to repatriate an employee from an international assignment.

Q. WHO ARE THE "CORPORATE SELECTION COORDINATORS?" HOW WERE THEY SELECTED? WHO ARE THE "LOCAL SELECTION COORDINATORS" AND HOW WERE THEY SELECTED?

A. A Corporate Selection Coordinator has been appointed by management for each company - Chevron, Texaco and Caltex. The three coordinators are all Human Resources employees in their respective companies, and their role will be to help coordinate the process, rather than actually make selections. Local Selection Coordinators will be appointed by management.

                                      * * *


                              SELECTION GUIDELINES

Selection guidelines have been developed to ensure timely and effective staffing of ChevronTexaco. The guidelines provide a consistent framework to allow local management to staff their organizations to meet business needs and accomplish goals. As we seek to build a strong and committed team, candidates will be selected using relevant job-related performance information and competencies. One of the guiding principles is to ensure that all aspects of the selection process value diversity.

To fill positions as quickly as possible, the selection process generally will cascade through the organization. Now that we have announced the executive positions, the selection process for certain positions in the next level of management will occur from now until April. Since we are limited as to the number of positions we can identify in the next round prior to merger approval by the U.S. Federal Trade Commission, those in the next round will include positions most critical to the merger integration process. Selection for all remaining positions will begin after we receive FTC approval. Those leaders selected in each group will participate in the selection of the next group of positions. Our goal is for all employees to know their status as soon as possible after the merger is completed.

Selection Process

All active Chevron, Texaco and Caltex employees are covered by the selection guidelines. Candidates will be considered for open positions based on individual qualifications. Employees located in offices that are closing will receive consideration for available open positions elsewhere.

Corporate Selection Coordinators from Chevron, Texaco and Caltex have been appointed to work with Human Resources to provide guidance on the selection guidelines and to assist local Selection Coordinators. Human Resources will provide guidance on which jobs to open and the



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best method for filling jobs, including what type of employee data to gather and the timing of selections.

The selection process in each business unit within ChevronTexaco will follow these steps:

1.  IDENTIFY OPEN POSITIONS

Management, with support from Human Resources, will determine which jobs to open based on their new organizational design. Where there is little or no functional or geographic overlap among the three companies, those current organizations - and the people who hold the jobs in those organizations - may change very little. In areas of significant overlapping activity and geography, jobs generally will be open for selection.

Positions considered open generally will include:

  o new positions;
  o positions with significant changes in:
      - responsibilities, scope and/or complexity that require new or different competencies;
      - organizational structure, resulting in fewer or more positions;
  o vacated positions, where a decision has been made to fill them.

2.  IDENTIFY AND ASSESS CANDIDATES

Management, with support from Human Resources, is responsible for establishing a process that rapidly, consistently and comprehensively identifies all qualified candidates and provides data about candidates for open positions. Open positions identified through the merger selection process are unlikely to be posted.

The process involves:

  o forming a diverse and representative Selection Team to work as a group to assess employee data. The teams will include representatives from the organizations involved -- Chevron, Texaco and Caltex -- where appropriate.
  o collecting available data on employees eligible for the positions.
  o gathering additional input from supervisors or internal customers as needed.
  o deciding which candidate is best suited for the position, using criteria established for the position, and based on employee information collected.

3.  MAKE JOB OFFERS

Successful candidates will receive a confidential job offer.

Individuals who will not receive offers will be advised by management. Detailed information about severance and related programs will be provided at that time. Actual termination dates will be driven by merger implementation schedules and by business needs.


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TIMING OF SELECTION FOR ALL REMAINING POSITIONS

Once the merger is approved by the FTC and the selection process is ready to begin in your area, further information will be provided by your local management about how the selection guidelines will be used in your respective organizations and the expected timing of selection.

Work is continuing on organization and staffing designs, as well as Human Resources programs and policies for the new company. When we can, we will provide additional information about these programs and policies for your location.

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